UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2020

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Equinor ASA: Notifiable trading

The following primary insiders have on 29 May 2020 acquired shares in Equinor ASA (OSE: EQNR, NYSE: EQNR) at a share price of NOK 141.15 per share in connection with the company’s long-term incentive programme.

The long-term incentive programme is a fixed, monetary compensation calculated as a portion of the participant’s base salary; ranging from 20-30 per cent depending on the individual’s position. On behalf of the participant, the company acquires shares to the net annual amount. The grant is subject to a three-year lock-in period.

Number of acquired shares and their new total shareholding is listed in the table below. The trade has been made through DNB Markets.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Bacher, Lars Christian	Chief Financial Officer	3,710		35,321		35,321
Dodson, Timothy	Executive vice president	3,254		41,396		41,396
Eitrheim, Pål	Executive vice president	3,385		16,687		16,687
Gjærum, Reidar	Senior vice president	1,961		31,149	445	31,594
Kvelvane, Ørjan	Senior vice president	1,468		11,037		11,037
Løseth, Tore M.	Acting executive vice president	1,502		12,555		12,555
Nilsson, Jannicke	Chief Operating Officer	3,205		33,429	18,554	51,983
Nordang, Ana Fonseca	Senior vice president	1,798		5,196	1,711	6,907
Nylund, Arne Sigve	Executive vice president	4,036		24,336		24,336
Opedal, Anders	Executive vice president	3,830		29,557	2,578	32,135
Reitan, Torgrim	Executive vice president	3,376		53,261	1,574	54,835
Rummelhoff, Irene	Executive vice president	3,802		38,729	407	39,136
Serck-Hanssen, Sverre	Acting senior vice president		1,702	3,180	10,748	13,928
Skeie, Svein	Senior vice president	1,646		32,893	7,777	40,670
Sætre, Eldar	President and Chief Executive Officer	9,327		94,501		94,501
Torstensen, Siv Helen	General counsel	1,951		9,450	2,193	11,643
Økland, Jens	Acting executive vice president	2,500		26,802		26,802
Øvrum, Margareth	Executive vice president	4,025		64,427	9,443	73,870

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: June 2, 2020	/s/ LARS CHRISTIAN BACHER
Lars Christian Bacher
Chief Financial Officer